

# EXHIBIT F:
# RAISE VIDEO TRANSCRIPT



FUNDOPOLIS

**Video 1**

Narrator: What happened to the American dream? For years home prices have been rising faster than wages causing homeownership rates to drop to near 50 year lows even among the most qualified buyers.

Curtis Wood: There's a couple different things you can do to save housing: you can raise wages or use technology to lower the cost threshold for buying a home.

Cynthia Wood: And obviously there's nothing we can do about wages but we are in a really unique opportunity with blockchain to disrupt ourselves, where we are in our profession, and do it for the good of everyone who wants to buy a house but can't afford to.

Narrator: The Bee team's mission is the make homeownership affordable for the average family by uniting their experiences in mobile app development, mortgage lending, and blockchain automation.

Kristin Scheurer: There are several things that I think Bee Mortgage App can bring to this industry that we don't have now: it's easy to use, it's on your smart phone, it's fast, it's user friendly, and it doesn't require all of the follow up, all the middlemen, all of the hassles that just frustrates everybody during the process.

Matt Offers: The obvious disrupter that we're bringing to the table is that we're going for a mobile-only strategy but beyond that we're not just trying to abandon the entirety of what the old world was, we're trying to improve the things that needed improving and to capture those things that made it work--namely the personal experience that you had between you and your lender that made you feel safe and comfortable within the process that is probably one of the most complex in the entire world. And we're essentially trying to capture that lightening and put it into your phone.

Curtis Wood: There's a few different disrupters we're building into the app with blockchain automation and mobile, but none of them mean anything if the app isn't easy to use, start to finish getting a mortgage on your phone.

Cynthia Wood: And making the app easy to use is our primary goal and the reason we're able to have a complete consumer mobile interface is because of the patent pending technology that we're using to power the app.

Curtis Wood: Going through the app feels natural because it's just like a normal conversation you'd have with an actual loan officer. So, it flows really well which creates a better experience than just giving the customer the loan application on their phone and telling them to fill it out like our competitors do. We believe, if a mobile is going to be embraced it's got to be as easy as applying with an actual loan officer which is the easiest part of the entire mortgage process right now. So, our primary goal is to take what currently works in the current system and process which is applying with a loan officer and then build that right into our app. What makes our technology unique is the blockchain integration and the ability to validate data that 3 - 4 people at the bank would normally review. So, whenever someone applies for a mortgage they complete the loan application/the credit approval process first. Then a loan officer will credit and verify income and assets to make sure they qualify for the loan they want. Then they'll pass the file along to an intake specialist who will review the same credit, income and assets, and a few other things. Then they'll pass it along to a processor who will do the same thing all over again. And it's just about always been done this way even this data is vendor sourced and it's got to be accepted on an as-is basis. Our first blockchain integration is automating this credit approval process so instead of having 3 - 4 people review it manually we're going to have a single smart contract, for example for a 30 year fixed validate the data. After that the file goes through the exact same steps every lender goes through now and the file is still reviewed by an actual underwriter before closing. This may seem like a small step but blockchain automation is robotics for the office worker and once we complete this first blockchain integration that's going to automate up to 70% of loan production on the blockchain. This will triple capacity while maintaining costs. This will immediately allow us to offer lower rates and payments and make buying more affordable for the average family.

Cynthia Wood: This is the first step in a long term strategy to transfer as many data driven processes to VLO and the smart contracts so that in the future the loan's lifecycle begins and ends on the blockchain.

Curtis Wood: The business roundtable just repurposed the leading American corporations away from being exclusively focused on profits and shareholder value to have an emphasis on community impact. We are looking for investor partners who not only appreciate the technology we have, the opportunity to move mobile into mortgage, and want to take $1 and turn it into $2, but investor partners who are driven by the purpose and the broader impact of their investments. At the end of the day if we haven't improved our communities after all these investments, you've really got to ask yourself what it was all for.

Cynthia Wood: Homeownership is the foundation of the family and the reason why America had such a thriving middle class but that's ending for the average family.

Curtis Wood: The bee team has sacrificed much to get to where we are today and I couldn't be prouder of their execution with very little capital resources but this raise isn't about rewarding past sacrifice. It's about partnering with visionary funders, accelerating our sprint to MVP, to mortgage beta and onward. And Bitcoing going from 20 to 3 was a blessing because it caused banks to overlook blockchain as the technology behind the crypto fad and it's left us an opening to establish a position and really use blockchain in the mobile mortgage space for the people who need it most -

Cynthis Wood: The average family.

Curtis Wood: And that's what we're going to do.

**Video 2**

Text: Meet bee.

Consumer 1: Hi, I'm Amy. I am a technician at a laser astetic company.

Consumer 2: My name is Brandon. I am a project superintendent for a large construction group.

Text: Have you ever bought a home?

Consumer 2: I have not.

Consumer 1: Yes.

Text: Did you enjoy getting a mortgage?

Consumer 1: No.

Text: What if you had this?

Are you looking for a single family home?
Yes No

Will it be your primary residence?
Yes No

Is anyone else applying with you?
Yes No

Please scan your ID.
Grant camera access.

First name: Jessica
Last name: Black
DOB: 5/5/1985
SSN: 555-55-5555
Present Address: 555 Marsh Dr. Ponte Vedra Beach, FL 32082

Is all of this correct?
Yes No

What zip code are you looking in?
[1 - 10 numbers]

32082

Ponte Vedra Beach

How much money do you have total for a down payment and closing costs?
[1 - 10 numbers]

$90,500

How much money do you make per year before anything is taken out?
[1 - 10 numbers]

$175,050

For a primary residence Single family [home image]

Based on our estimate, you might qualify to buy a home up to

$250,000 purchase price
with a
$70,000
down payment
and an estimate principle & interest payment of
$1,378 per month

Get Pre-approved

Income analysis does not indicate final lending decision. Subject to final lender approval.
Underwriting terms and conditions apply.

What did you think?

Consumer 1: I think that would be a much easier route. Very, very easy.

Consumer 2: I really like the setup, it's very easy to navigate for someone like me that doesn't
have a lot of time during the day that's helps me avoid having to have long conversations with
people, talk about subjects I've never had the opportunity to deal with before like a mortgage.

Text: bee

Coming soon